Exhibit 99.1

KINGSWAY ANNOUNCES COLIN SIMPSON STEPS DOWN FROM BOARD

TORONTO, Jan. 3 /CNW/ - Kingsway Financial Services Inc. (NYSE, TSX: KFS) (the "Company") has announced that Mr. Colin Simpson, former Chief Executive Officer and President, has stepped down from its Board of Directors after the successful completion of the Atlas transaction.

Spencer L. Schneider, the Company's Chairman, commented, "We are grateful to Colin for his contributions, and we wish him continued success in his future endeavors."

About Kingsway Financial Services Inc.

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 17:12e 05-JAN-11